Exhibit 99.2

Agomab Announces Pricing of Initial Public Offering

ANTWERP, Belgium, February 5, 2026 (GLOBE NEWSWIRE) – AgomAb Therapeutics NV (Nasdaq: AGMB) (“Agomab”), a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need, today announced the pricing of its initial public offering of 12,500,000 American Depositary Shares (“ADSs”) representing 12,500,000 of its common shares, at a public offering price of $16.00 per ADS. The gross proceeds to Agomab from the offering, before deducting the underwriting discounts and commissions and offering expenses, are expected to be $200.0 million. All of the ADSs are being offered by Agomab. In addition, Agomab has granted the underwriters a 30-day option to buy an additional 1,875,000 ADSs at the initial public offering price, less underwriting discounts and commissions.

The ADSs are expected to begin trading on the Nasdaq Global Select Market on February 6, 2026 under the ticker symbol “AGMB.” The offering is expected to close on February 9, 2026 subject to the satisfaction of customary closing conditions.

J.P. Morgan, Morgan Stanley, Leerink Partners and Van Lanschot Kempen are acting as joint book-running managers for the offering.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission and was declared effective on January 30, 2026. The offering is being made only by means of a prospectus. Copies of the final prospectus, when available, may be obtained from:

J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; and Van Lanschot Kempen (USA) Inc., 880 Third Avenue, 17th floor, New York, New York 10022, or by email at usa@vanlanschotkempen.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No public offering will be made and no one has taken any action that would, or is intended to, permit a public offering in any country or jurisdiction, other than the United States, where any such action is required, including in Belgium. The transaction to which this press release relates will only be available to, and will be engaged in only with, in member states of the European Economic Area (including Belgium), persons falling within the meaning of Article 2(e) of Regulation (EU) 2017/1129 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and in the United Kingdom, investment professionals falling within article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within article 49 (2), (a) to (d) of the Order and other persons to whom it may lawfully be communicated.

About Agomab

Agomab is a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for immunology and inflammatory diseases, with an initial focus on chronic fibrotic indications with high unmet medical need. Agomab’s product candidates are designed to target established pathways and utilize validated modalities with the aim of increasing efficacy while avoiding systemic toxicities in order to overcome the limitations of prior therapeutic approaches. Agomab’s mission is to develop disease-modifying therapeutics that aim to resolve fibrosis and restore organ function to enable patients with these disorders to live fuller and healthier lives.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding Agomab’s expectations regarding the commencement of trading of its ADSs on the Nasdaq Global Select Market, the completion and timing of the closing of the offering and the anticipated gross proceeds from the offering. Forward-looking statements are based on Agomab’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions and the completion of the offering, and the risks inherent in biopharmaceutical product development. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” section of the registration statement filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Agomab undertakes no duty to update such information except as required under applicable law. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Investors

Sofie Van Gijsel

VP of Investor Relations

E-Mail: sofie.vangijsel@agomab.com

Phone: +1 781 296 1143

Media

Eva Mulder

Trophic Communications

E-Mail: agomab@trophic.eu

Phone: +31 6 52 33 15 79